UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

 Date of Report (Date of earliest event reported): January 31, 2023

RADAR USA, INC.

(Exact name of issuer as specified in its charter)

Delaware	86-2754465
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

448 W Market Street, Suite 203 San Diego, California	92101
(Address of principal executive offices)	(Zip code)

609-472-0877

(Issuer’s telephone number, including area code)

Non-Voting Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 7. Departure of Certain Officers

Effective January 31, 2023, RADAR USA, INC. (the “Company”) appointed Mr. Frederick S. Shaw to serve as Chief Financial Officer of the Company, following the resignation, effective January 31, 2023, of Mr. Simon Selkrig.

Mr. Shaw was appointed Chief Financial Officer in connection with a letter agreement between the Company and Evergreen Advisors, LLC (“Evergreen”) entered into in July 2022 under which Evergreen provides the Company CFO advisory services at an hourly rate of $200, with a guaranteed monthly minimum fee of $8,500 and a maximum monthly fee of $15,000, plus reimbursement of reasonable and documented out-of-pocket expenses. In the event of a change in control in our company, Evergreen will be entitled to an exit fee of $250,000.

Fredrick (Fred) Shaw has been a Vice President in the CFO Advisory Practice of Evergreen Advisors, LLC for the past 10 years. Mr. Shaw is a Certified Public Accountant, a member of The American Institute of Certified Public Accountants, and of various State Societies of CPA’s. He has diversified experience in both public and private accounting serving a variety of industries including Manufacturing, Health Care, Service and Government Contracting industries. Prior to joining Evergreen Advisors, Mr. Shaw worked with middle-market companies at JPB Accounting Service and at KJC Financial Services, Inc., a firm he founded in 2002 to provide CFO services to small and mid-sized companies in the Central Maryland region. Mr. Shaw has a BBA in Accounting from Pace University in New York City.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on February 1, 2023.

RADAR USA, INC.

/s/ Jeffrey Muller
By: Jeffrey Muller, Chief Executive

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